September 27, 2018

Anabelle L. Chua
Chief Financial Officer
PLDT Inc.
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

       Re: PLDT Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 5, 2018
           File No. 001-03006

Dear Ms. Chua:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications